EXHIBIT 8.1

Name of Entity

The following is a list of all of this Company’s subsidiaries.  However, only the following five subsidiaries are, as of the June 29, 2011, active subsidiaries that conduct operations:  Nissin Precision Metal Manufacturing Limited; Kayser Limited; Golden Bright Plastic Manufacturing Company Limited; Hi-Lite Camera Company Limited; and Nissin Metal and Plastic (Shenzhen) Company Limited.

Antemat Limited	Kayser Limited

Nissin Mechatronic Limited	Kienzle Uhrenfabriken G.m.b.h.

Cavour Industrial Limited	Nissin Precision Metal
Manufacturing Limited

Hi-Lite Camera Company Limited	Saiwan Industries Limited

Nissin Metal and Plastic (Shenzhen) Company Limited	Golden Bright Plastic Manufacturing Company Limited

All of the subsidiaries are wholly-owned by Highway Holdings Limited.  All subsidiaries, with the exception of Kienzle Uhrenfabriken G.m.b.h. (incorporated in Germany), and Nissin Metal and Plastic (Shenzhen) Company Limited (incoporated in China) are incorporated in Hong Kong.

Highway Holdings Limited also owns a 50% equity interest in Xenon Automation Asia Limited, a company incorporated in Hong Kong, and a 50% equity interest in Kayser Technik (Overseas) Inc., a company organized in Panama.